

July 6, 2011

<u>Via E-mail</u>
Timothy J. Donahue
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

>   **RE: Crown Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 21, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
>   **Filed May 4, 2011**
>   **Form 8-K Filed June 14, 2011**
>   **File No. 0-50189**

Dear Mr. Donahue:

    We have reviewed your response letter dated July 5, 2011, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K Filed June 14, 2011</u>

1. We note that you filed a Form 8-K on June 14, 2011, to report your entry into a sixth amendment to your credit agreement. Please file an amendment to this Form 8-K to file the sixth amendment to your credit agreement as a material contract exhibit.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief